

8X8 ANNOUNCES RESULTS OF SECOND QUARTER OF FISCAL 2005

PACKET8 REVENUES INCREASE 50% QUARTER OVER QUARTER

SANTA CLARA, Calif. (October 27, 2004) – 8x8, Inc. (Nasdaq: EGHT) today announced financial results for its second quarter ended September 30, 2004.

Revenues for the second quarter of fiscal 2005 were $2.5 million, compared with $2.4 million for the same period of the prior year. The net loss for the quarter was $3.7 million, or $0.09 per share, compared with net income of $0.7 million, or $0.02 per share for the same period last year. The net income in the second quarter of fiscal 2004 was due to the sale of the Company's former Centile Europe business. Total revenues for the six month periods ended September 30, 2004 and 2003, were $4.6 million and $4 million, respectively. Net losses for the six month periods ended September 30, 2004 and 2003, were $6.3 million, or $0.15 per share, and $0.8 million, or $0.03 per share, respectively.

Total revenues for the Company's Packet8 VoIP service and related equipment sales increased to $2.1 million for the quarter ended September 30, 2004, compared with $1.4 million for the first quarter of fiscal 2005, an increase of 50%. As of September 30, 2004, the Company had approximately 26,000 activated Packet8 subscriber lines in service as compared to approximately 17,000 at June 30, 2004, a 53% increase. Packet8 revenues for the six months ended September 30, 2004, were $3.5 million as compared to $0.3 million for the six months ended September 30, 2003.

The Company's cash position increased to $28.7 million as of September 30, 2004, compared with $22.3 million at June 30, 2004, due to proceeds received from the $12 million common stock offering announced at the end of the quarter.

"We made significant progress during the quarter in expanding our online, retail and reseller channels," said Bryan R. Martin, 8x8's Chairman & CEO. Mr. Martin continued, "During the quarter we announced relationships with Fry's Electronics, Amazon.com, Datavision, Ingram Micro, Navarre, Premiere Wireless, TigerDirect and Zones." The Company began a new in-store merchandising program at all Fry's Electronics locations on October 26th. Mr. Martin concluded, "We also announced this quarter the completion of three wholesale agreements for residential broadband customers, and the addition of nine new master distributors for the Packet8 Virtual Office service."

About 8x8, Inc.

8x8, Inc. offers the Packet8 (http://www.packet8.net) VoIP (voice over internet protocol) telephone and videophone communications service, the DV 326 Broadband VideoPhone and the Packet8 Virtual Office. For additional company information, visit 8x8's web site at http://www.8x8.com.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo and Packet8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

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MEDIA RELATIONS CONTACT:
Joan Citelli
JCitelli@8x8.com
 (408) 316-1290

Financial Tables To Follow

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,	
	2004	**2003**	**2004**	**2003**
Product revenues	$ 690	$ 750	$ 1,287	$ 1,611
License and service revenues	1,843	1,676	3,314	2,438
Total revenues	2,533	2,426	4,601	4,049
Operating expenses:				
Cost of product revenues	876	544	1,788	907
Cost of license and service revenues	1,171	108	2,050	499
Research and development	684	656	1,261	1,700
Selling, general and administrative	3,622	1,229	6,135	2,495
Total operating expenses	6,353	2,537	11,234	5,601
Loss from operations	(3,820)	(111)	(6,633)	(1,552)
Other income, net	71	858	315	799
Net income (loss)	$ (3,749)	$ 747	$ (6,318)	$ (753)
Net income (loss) per share:				
Basic	$ (0.09)	$ 0.02	$ (0.15)	$ (0.03)
Diluted	$ (0.09)	$ 0.02	$ (0.15)	$ (0.03)
Weighted average number of shares:				
Basic	43,134	30,069	40,935	30,054
Diluted	43,134	31,213	40,935	30,054


8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)


		September 30, 2004		March 31, 2004
ASSETS				
Current assets				
Cash, cash equivalents and investments	$	28,129	$	13,249
Restricted cash		550		800
Accounts receivable, net		411		608
Inventory		2,415		98
Other current assets		1,040		645
Total current assets		32,545		15,400
Property and equipment, net		608		158
Other assets		12		13
	$	33,165	$	15,571
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	1,581	$	854
Accrued compensation		417		415
Accrued warranty		171		194
Deferred revenue		655		547
Financing proceeds advance		11,980		-
Other accrued liabilities		727		559
Total current liabilities		15,531		2,569
Other liabilities		217		216
Total stockholders' equity		17,417		12,786
	$	33,165	$	15,571